As filed with the Securities and Exchange Commission on May 20, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MATRIX SERVICE COMPANY

(Exact name of registrant as specified in its charter)

Delaware	73-1352174
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

10701 E. Ute Street

Tulsa, Oklahoma 74116-1517

(918) 838-8822

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

George L. Austin

10701 E. Ute Street

Tulsa, Oklahoma 74116-1517

(918) 838-8822

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

WITH A COPY TO:

Mark D. Berman, Esq.

Conner & Winters, LLP

3700 First Place Tower

15 East Fifth Street

Tulsa, Oklahoma 74103

(918) 586-5711

(918) 586-8548 (Facsimile)

Approximate date of commencement of proposed sale of the securities to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered		Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common stock ($0.01 par value)	6,668,449	(2)	$4.27	$28,474,277	$3,352
Preferred share purchase rights (3)	6,668,449		—	—	—

(1)	Estimated solely for purposes of calculating the registration fee, pursuant to Rule 457(c) of the Securities Act of 1933, as amended, on the basis of $4.27 per share, the average of the high and low sales prices of the common stock as reported on the Nasdaq National Market for May 19, 2005, which was one business days prior to this filing.
(2)	Includes 6,396,594 shares of common stock issuable to the selling stockholders upon conversion of the registrant’s convertible notes held by such holders, plus up to 111,940 shares issuable to the selling stockholders in respect of interest accruing on the convertible notes from time to time and up to 159,915 shares potentially issuable to the selling stockholders in respect of additional principal which may become payable as a result of the accretion of additional interest in accordance with the terms of the convertible notes. In addition to the shares of common stock set forth in the table above, pursuant to Rule 416 under the Securities Act, we are registering an indeterminate number of shares of common stock issuable upon conversion of the convertible notes in connection with an adjustment of the conversion price pursuant to the terms of the convertible notes, or in exchange or replacement of such shares of common stock.
(3)	Each share of common stock is accompanied by a preferred share purchase right pursuant to a Rights Agreement, as amended, with UMB Bank, N.A., as Rights Agent. Because no separate consideration is paid for the rights, the registration fee therefor is included in the fee for the common stock.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 20, 2005

6,668,449 Shares

MATRIX SERVICE COMPANY

COMMON STOCK

This prospectus relates to the offer and sale from time to time of up to an aggregate of 6,668,449 shares of our common stock for the account of the selling stockholders named in this prospectus. The selling stockholders, or their transferees, pledgees, donees or other successors in interest, may sell their shares of common stock by the methods described under “Plan of Distribution.”

The shares of common stock being registered for resale consist of shares of common stock issuable upon the conversion of convertible notes sold in a private placement on April 22, 2005, which is more fully described under the heading “Matrix Service Company—Recent Events.”

We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.

Our common stock is listed on the Nasdaq National Market under the symbol “MTRX.” On May 19, 2005, the last reported sales price for our common stock was $4.19.

There are significant risks associated with an investment in our securities. See “Risk Factors” beginning on page 5. You should also read carefully the risks we describe in our periodic reports that we file with the Securities and Exchange Commission, for a better understanding of the risks and uncertainties that investors in our common stock should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                         ,            .

You should rely only on the information contained in or specifically incorporated by reference into this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus or incorporated by reference into this prospectus may only be accurate on the date of those documents.

MATRIX SERVICE COMPANY

Our Business

We provide construction services and repair and maintenance services primarily for facilities used in the downstream petroleum industry, such as petroleum refineries and petroleum and natural gas products storage, terminals and pipelines, and for facilities used in the power industry for the generation (by fossil, hydro, and nuclear) and transmission of power. Our construction services segment provides turnkey and specialty construction services, including civil, structural, mechanical piping, electrical, instrumentation, millwrighting, steel fabrication and erection, specialized heavy hauling and rigging, boiler work and fabrication and construction of aboveground storage tanks. Our repair and maintenance services segment provides routine, preventative and emergency maintenance and repair services, including services related to plant turnarounds, power outages, industrial cleaning and aboveground storage tank maintenance and repair. We believe that we excel as a full-service contractor, providing our clients with superior service through qualified professionals, technical expertise, skilled craftsmen and excellent project management.

Our Executive Offices

We are a Delaware corporation. Our principal offices are located at 10701 E. Ute Street, Tulsa, Oklahoma 74116-1517. Our telephone number is (918) 838-8822. Our internet website address is www.matrixservice.com. Information on our website is not a part of this prospectus.

Recent Events

On April 22, 2005, we completed a private placement of $30 million aggregate principal amount of our 7% Senior Unsecured Convertible Notes due 2010, which we refer to as the “convertible notes.”

The convertible notes were issued under a securities purchase agreement among us and certain investors. The securities purchase agreement and convertible notes provide, among other things, that the convertible notes will bear interest at a rate of 7% per year. Interest was paid in advance on April 25, 2005 for the period to and including April 25, 2007, which advance payment was $4.2 million. After April 25, 2007, interest is payable in arrears on each March 31, June 30, September 30 and December 31, beginning on June 30, 2007, at the rate of 7% per year. If we maintain a specified leverage ratio of total debt to EBITDA (as those terms are defined in the securities purchase agreement) and no default or event of default exists on the interest payment date, the interest rate will be 5% per annum after April 25, 2007. If, however, we fail to refinance our credit facility on or before September 30, 2005, the interest rate will be increased by 5% per annum beginning October 1, 2005 until the date the credit facility is refinanced. Any such additional interest which becomes payable due to our failure to refinance the credit facility will be accreted to the principal balance of the convertible notes then outstanding on each applicable interest payment date for the convertible notes and on the date on which the credit facility is refinanced.

The convertible notes are convertible into shares of our common stock at an initial conversion price of $4.69 per share. The conversion price is subject to adjustment in certain circumstances.

Under the securities purchase agreement and a subordination agreement entered into simultaneously therewith, in certain circumstances, our obligations to the investors in the convertible notes are subordinated to our existing and future “senior obligations,” which includes all of our existing and future indebtedness under our credit facility in an amount not to exceed $90 million. As long as any of the convertible notes are outstanding, we will not be permitted to incur any debt, except for, among other things:

•	senior obligations permitted under the credit facility or the refinancing or replacement thereof, including new and replacement letters of credit, all in an amount not to exceed $90 million;

•	capital leases not to exceed $1 million outstanding at any time;

•	operating leases not to exceed $15 million outstanding at any time;

•	purchase money financing in an amount not to exceed $1 million; and

•	debt under our performance and bonding line, not to exceed $150 million.

At any time following the occurrence of an event of default under the convertible notes, the investors have a right to require us to purchase all or any part of the outstanding principal amount of the convertible notes at a purchase price in cash equal to the greater of: (A) 100% of such outstanding principal amount (except that such amount shall equal 110% in the case of any change of control transaction), plus all accrued but unpaid interest thereon and any unpaid liquidated damages and other amounts then owing to the investors, through the date of purchase, or (B) the “event equity value” (as defined in the securities purchase agreement) of the underlying shares of common stock that would be issuable upon conversion of such principal amount and payment in our common stock of all such accrued but unpaid interest thereon.

Pursuant to the securities purchase agreement, we have agreed to indemnify the investors, their affiliates and agents against certain liabilities.

We agreed, pursuant to a registration rights agreement entered into in connection with such transaction, to register for resale by the noteholders all of the shares of common stock issuable upon conversion of the convertible notes. This prospectus covers the resale by each of the noteholders of such shares.

Additional information about the convertible notes is available in our Current Report on Form 8-K filed with the SEC on April 25, 2005, which is incorporated by reference into this prospectus, as described in “Incorporation of Certain Documents by Reference.”

RISK FACTORS

Before you invest in our securities, you should be aware that there are various risks. You should carefully consider the risk factors set forth in this prospectus and the reports we file with the SEC which are incorporated by reference into this prospectus, as well as other information we include or incorporate by reference in this prospectus, before you decide whether an investment in our securities is suitable for you. These are not the only risks and uncertainties we face. Additional risks and uncertainties that we are presently unaware of or currently consider immaterial may also adversely affect our business operations.

Risks Relating to Our Business

Adverse events have negatively affected our liquidity position.

Our liquidity consists primarily of cash from operations and advances under our revolving credit facility. We cannot assure you that we will have sufficient cash from operations or the credit capacity to meet all of our cash needs if we continue to encounter significant working capital requirements, including the requirement to carry our costs included in uncollected accounts receivable, contract dispute receivables, claims for increased costs caused by others, unapproved change orders and costs incurred in excess of contract billings.

Insufficient cash from operations and insufficient earnings from operations have recently and could in the future result in our failure to comply with the terms of our credit agreement. Primarily as a result of cost overruns on certain projects, lower than expected revenues in our construction services segment and lower cash from operations resulting from non-payment of contract dispute receivables, and claims against customers, we were not in compliance with certain of the financial covenants contained in our credit agreement as of May 31, 2004, August 31, 2004 and February 28, 2005. We obtained, at substantial cost, waivers from our lenders with respect to our non-compliance with specified covenants as of those dates.

On April 22, 2005, we completed a private placement of $30.0 million of 7.0% convertible notes due 2010. The proceeds to us, which were net of fees and prepaid interest for two years, were approximately $24.6 million. We used $20.0 million of the net proceeds to repay Term Note B under our credit facility, which included an escalating interest rate and was bearing interest of 18% at the time of its repayment on April 25, 2005. The remaining net proceeds were used to provide additional liquidity for working capital needs.

As of May 13, 2005, our credit facility currently consists of a $35 million revolver, a $22.4 million term loan and a $10 million revolving loan B.

Availability under the revolver is limited to the lesser of $35 million or 80% of the borrowing base, which is based on eligible accounts receivables. At February 28, 2005, $11.0 million was outstanding under the revolver and $9.3 million of the revolver was utilized by outstanding letters of credit, which mature in 2005 and 2006. At that date, remaining availability under the revolver was $14.7 million and as of May 13, 2005, availability under our revolver was $5.6 million. As of May 13, 2005, we are paying a weighted average interest rate of 8.25% on the revolver.

Under our term loan, principal payments of $1.2 million are due on the last day of each fiscal quarter, with the remaining principal due on March 31, 2008, the date on which the term loan matures. As of May 13, 2005, we are paying a weighted average interest rate of 8.25% on the term loan.

The $10 million revolving loan B commitment was established in amendment nine to our credit agreement on April 22, 2005. The revolving loan B commitment bears cash interest at prime, expires on October 31, 2005 and is secured by various contract dispute receivables. Availability under the commitment is limited to $10 million less an amount equal to the value of all of our outstanding checks. The revolving loan B commitment will be further reduced by an amount equal to any funds collected with respect to “large disputed accounts,” and the net proceeds from the sale of any of our equity securities or any of our assets. In addition, the revolving B borrowing base and, consequently, the revolving B loan commitment, may be decreased by the revolver B lenders in their sole discretion. We have not borrowed under revolving loan B and as of May 13, 2005, availability under revolving loan B is $4.9 million.

Our credit agreement requires us to make mandatory prepayments in certain circumstances including upon the sale of assets in excess of $250,000, the sale of stock or the issuance of subordinated indebtedness, or in the event that we generate “excess cash,” incur a borrowing base deficiency or collect contract dispute receivables.

Amendment nine to our credit agreement eliminates certain financial covenants and includes new financial covenants. Under amendment nine, we are required to maintain minimum levels of “consolidated EBITDA” for various monthly test periods through March 31, 2006 as of designated monthly test dates. Consolidated EBITDA is defined to include “consolidated net income,” plus, to the extent deducted in determining consolidated net income, (i) “consolidated interest expense,” (ii) expense for taxes paid or accrued, (iii) depreciation, amortization, other non-cash charges, (iv) losses on sale of fixed assets, and (v) extraordinary losses incurred other than in the ordinary course of business, minus, to the extent included in consolidated net income, (i) gains on sales of fixed assets, (ii) extraordinary gains realized other than in the ordinary course of business, and (iii) income tax benefits. The minimum level of consolidated EBITDA for each monthly test period is as follows:

TEST PERIODS	MINIMUM EBITDA	TEST DATE
March 1, 2005 through April 30, 2005	$1,200,000.00	May 31, 2005
March 1, 2005 through May 31, 2005	$3,152,930.00	June 30, 2005
June 1, 2005 through June 30, 2005	$911,193.00	July 31, 2005
June 1, 2005 through July 31, 2005	$1,822,386.00	August 31, 2005
June 1, 2005 through August 31, 2005	$3,644,771.00	September 30, 2005
June 1, 2005 through September 30, 2005	$4,639,881.00	October 31, 2005
June 1, 2005 through October 31, 2005	$5,634,991.00	November 30, 2005
June 1, 2005 through November 30, 2005	$7,625,210.00	December 31, 2005
June 1, 2005 through December 31, 2005	$8,688,507.00	January 31, 2006
June 1, 2005 through January 31, 2006	$9,751,804.00	February 28, 2006
June 1, 2005 through February 28, 2006	$11,878,399.00	March 31, 2006

For purposes of determining compliance with this covenant, consolidated EBITDA will be increased by an amount equal to all non-recurring extraordinary professional fees and restructuring charges incurred by us during the applicable test period to the extent they were deducted from consolidated net income; provided that no such fees and charges incurred after November 30, 2005 may be included and the maximum aggregate amount of such fees and charges paid in cash as to all test periods that may be so included may not exceed $5 million. In addition, for purposes of determining compliance with this covenant solely for the test period beginning March 1, 2005 and ending May 31, 2005, consolidated EBITDA will be increased by the lesser of (i) $1.2 million, or (ii)(a) 28% times (b) the gross proceeds of the convertible notes, minus all prepaid interest thereon, fees paid by us in connection with the closing of the convertible notes, and $20 million.

Amendment nine also requires us to maintain a minimum fixed charge coverage ratio of consolidated EBITDA minus cash dividends and distributions and cash taxes paid during the period to scheduled current maturities of long-term debt, plus “consolidated interest expense,” current maturities on capitalized leases and capital expenditures. The fixed charge coverage ratio increases from 1.00 for the fiscal quarter ending May 31, 2005 to 1.15 for the fiscal quarter ending August 31, 2005, 1.25 for the fiscal quarter ending November 30, 2005 and 1.33 for the fiscal quarter ending February 28, 2006.

Although our credit agreement provides us with sufficient liquidity in the short term, the revolving loan B expires on October 31, 2005 and the $35 million revolver expires on March 31, 2006. While we are currently working to obtain a new credit facility, we cannot assure you that our efforts will be successful. In addition, the failure to comply with the terms of our credit agreement has required us to incur significant fees to our lenders to obtain waivers and amendments and caused us to seek alternative financing. Without acceptable waivers or amendments from our lenders with respect to any future covenant violations or alternative financing on terms acceptable to us, our lenders would have the right, among others, to declare all amounts outstanding under the credit agreement to be immediately due and payable and foreclose upon and sell substantially all of our assets to repay such amounts.

Our sureties recently terminated our performance and bonding line. If we are unable to provide performance bonds for our projects, we may have less success in obtaining new work. Insufficient liquidity could have other important consequences to us. For example, we could:

•	have reduced operating flexibility, such as in the levels of workforce we can maintain or by being required to use subcontractors to perform work that could otherwise be performed by us;

•	be required to divert a substantial portion of our cash flow away from operations to the repayment of debt and the interest associated with that debt, particularly in the event of significant increases in interest rates as a substantial amount of our debt is at floating rates;

•	be required to delay bidding for or accepting new projects;

•	lose the services of skilled craftsmen and other experienced professionals if we are unable to retain them on our payroll during periods of idle time;

•	be restricted in our ability to bid for new work that would require significant up-front expenditures for mobilization, equipment and raw materials; and

•	experience difficulty in financing future acquisitions and/or continuing operations.

In addition, insufficient liquidity has recently and could in the future require us to negotiate extended payment terms with our vendors. To date, this has not materially affected our relationships with key vendors. However, if we are required to negotiate extended payment terms, we cannot assure you that we will not experience difficulty in ordering and obtaining equipment and raw materials from our vendors.

All or any of these consequences could place us at a disadvantage as compared with competitors with greater liquidity. This could have a negative impact upon our financial condition and results of operations.

The interest rate on our existing indebtedness will increase if we are unable to refinance our revolving credit facility. We may be unable to refinance or repay our credit facility prior to or upon its maturity.

Pursuant to amendment nine to our credit agreement, all borrowings under our credit facility, other than revolving loan B, currently accrue interest at a base rate plus an “applicable margin” and an “additional accrued margin.” The additional accrued margin was 1.00% for the period April 22, 2005 through April 30, 2005, increased to 1.50% for the period May 1, 2005 through May 31, 2005 and will increase 0.50% on the first day of each month until capped at 5.00% beginning December 1, 2005. Interest at the prime rate and the applicable margin is payable monthly in cash and interest at the additional accrued margin is accrued monthly and is payable in cash at the time of payment of the principal amount of the applicable loan. In addition, if we fail to refinance our credit facility prior to September 30, 2005, additional interest of 5.00% per annum will accrue and be added to the principal balance of our convertible notes beginning October 1, 2005 and until our credit facility is refinanced.

We may be unable to refinance our credit facility in the next few months or at all. If we are unable to refinance our credit facility in the next few months, we may find it increasingly difficult or impossible to refinance our increasing debt burden. Moreover, the failure to refinance our credit facility on or before March 31, 2006 would constitute an event of default under the convertibles notes, which would allow the convertible note investors to require us to redeem the convertible notes for an amount which may exceed the outstanding principal amount plus all accrued and unpaid interest thereon. If we are not able to refinance our credit facility on or before its expiration, we could become subject to bankruptcy proceedings, and you may lose all of your investment because the claims of our creditors on our assets are prior to the claims of our stockholders. Moreover, even if we are successful in refinancing our credit facility, any future senior indebtedness could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

If we fail to comply with our obligations under a registration rights agreement among us and the holders of the convertible notes, we may be required to pay additional interest on the convertible notes. Our failure to comply with our obligations under the registration rights agreement may also constitute an event of default under the convertible notes.

In connection with the private placement of the convertible notes, on April 22, 2005, we entered into a registration rights agreement with the investors in the convertible notes. The registration rights agreement requires us to file a registration statement with respect to the resale of the shares of the our common stock issuable upon conversion of the convertible notes within 30 days after the closing date and to cause the registration statement to be declared effective by the Securities and Exchange Commission, or “SEC,” no later than the “effectiveness date,” which is defined as the earlier of (i) 120 days after the closing, and (ii) five trading days after we are notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments. The registration rights agreement also requires us to use our best efforts to keep the registration statement continuously effective until the earlier of (a) the date on which all of our common stock covered by such registration statement has been sold or may be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act of 1933, as amended, or “Securities Act,” or (b) the fifth anniversary of the closing date. If we fail to satisfy our obligations under the registration rights agreement, we will owe the holders of the convertible notes as partial liquidated damages an amount in cash equal to 1% of the aggregate amount paid for the convertible notes for each such event, and thereafter on each monthly anniversary of each such event (if the applicable failure shall not have been cured by such date) until the applicable failure is cured, we will owe the note holders an amount in cash equal to an additional 1% of the aggregate amount paid for the convertible notes.

Moreover, the convertible notes provide that an event of default will occur if the registration statement is not declared effective within 30 days of the effectiveness date or if the registration statement does not remain available for use by the holders of convertible notes for in excess of an aggregate of 20 “trading days” (which need not be consecutive) in any 18-month period during the “effectiveness period.” The occurrence of an event of default would entitle the holders of the convertible notes to require us to redeem the convertible notes for an amount which may exceed the outstanding principal amount plus all accrued and unpaid interest thereon and would also constitute an event of default under the cross default provisions of our credit agreement.

Restructuring charges and increased professional fees associated with our restructuring program may reduce our operating results in future periods.

In March 2005, we began a restructuring program to reduce our cost structure and improve our operating results. This restructuring program could include reductions in workforce and changes to business plans including the consolidation and closure of certain facilities or business lines. We expect to incur restructuring charges of at least $2.1 million in the fourth quarter of fiscal 2005. We have engaged a financial consultant to assist senior management with all restructuring activities. As a result of these efforts, we also anticipate incurring $1.5 million in professional fees in the fourth quarter of fiscal 2005. We also expect these restructuring efforts to continue into the 2006 fiscal year.

Restructuring charges and higher professional fees may reduce our results of operations and our cash flow from operations over the next several quarters. In addition, any reductions in our workforce or closure of facilities or business lines could negatively affect our ability to pursue or obtain profitable new projects.

Our earnings for the third quarter of fiscal 2005 were negatively impacted by a preliminary impairment charge. Earnings for the future periods may be further affected by additional impairment charges.

Because we have grown in part through acquisitions, goodwill and other acquired intangible assets represent a substantial portion of our assets. We perform an annual goodwill impairment review in the fourth quarter of every fiscal year. In addition, we perform a goodwill impairment review whenever events or changes in circumstances indicate the carrying value may not be recoverable, such as the liquidity issues and operating results we are currently experiencing.

As a result, we performed a goodwill impairment test as of February 28, 2005. The process of evaluating the impairment of goodwill is highly subjective and requires significant judgment. Fair value of the reporting units was determined based on the probability-adjusted present value of future cash flows. A preliminary impairment charge of $25.0 million was recorded for our Construction Services segment in the quarter ended February 28, 2005. The cash flow assumptions were based on the best available information, but this information is considered preliminary due our current liquidity situation and restructuring efforts. The impairment evaluation will be completed in the fourth quarter of fiscal 2005. At that time, the preliminary impairment charge recorded in the third fiscal quarter may be adjusted upward. Moreover, at that time or on some future date, we may determine that an additional significant impairment has occurred in the value of our unamortized intangible assets, which could require us to write off an additional portion of our assets and could adversely affect our financial condition or results of operations.

We are and will continue to be involved in litigation, which will increase our costs and, if adversely determined, could have a material adverse effect on our financial condition and results of operations.

We are and are likely to continue to be named as a defendant in legal actions claiming damages from us in connection with the operation of our business. Most of the actions against us arise out of the normal course of our performing services on project sites, and include claims for workers’ compensation, personal injury and property damage. From time to time we are also named as a defendant in contract disputes with customers relating to the timeliness and quality of the performance of our services and of equipment, materials, design or other services provided by our subcontractors and third-party suppliers. We also are and are likely to continue to be a plaintiff in legal actions against customers seeking to recover payment of contractual amounts due to us as well as claims for increased costs incurred by us resulting from, among other things, services performed by us at the request of a customer that are in excess of original project scope that are later disputed by the customer and customer caused delays in our contract performance.

We maintain insurance against operating hazards in amounts that we believe are customary in our industry. However, our insurance has deductibles and exclusions of coverage so we cannot provide assurance that we are adequately insured against all the types of risks that are associated with the conduct of our business. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our financial condition and results of operations.

Litigation, regardless of its outcome, is expensive, typically diverts the efforts of our management away from operations for varying periods of time, and can disrupt or otherwise adversely impact our relationships with current or potential customers and suppliers. Payment and claim disputes with customers also cause us to incur increased interest costs resulting from drawing higher levels of debt under our revolving line of credit due to the failure to receive payment for disputed claims and accounts. For the nine months ended February 28, 2005, legal expenses and interest costs related to litigation with customers for payment of disputed claims and uncollected accounts totaled approximately $4.1 million, or $0.14 per fully diluted share. We expect to continue to incur legal costs and interest expense until the matters are resolved.

In February 2005, our board of directors authorized management to initiate an effort to accelerate the resolution and collection of the amounts owed to us on the disputed contracts, and to further limit the costs of litigation arising out of the various disputes. The action by the board was taken in connection with our current liquidity situation, restructuring plans and refinancing efforts. While we believe that allowing these disputes to be resolved through the normal course of arbitration or litigation would result in the recovery of amounts equal to or in excess of those previously recorded on the balance sheet, the board concluded that addressing the liquidity situation was of utmost importance. Therefore, in an effort to expedite the collection of these balances, the board authorized management to pursue resolution at amounts below those previously reflected on the balance sheet. As a result of this initiative, we recorded a reserve of $10.4 million in the third quarter of fiscal 2005. Although we believe that we are adequately reserved for the disputes, we will continue to assess the adequacy of our reserves as additional information becomes available and cannot assure you that further increases in our reserves will not be required.

The South Coast Air Management Quality District of California, or AQMD, filed a complaint against one of our customers seeking to recover from the customer in excess of $400 million in fines for alleged multiple violations of various environmental regulations at the customer’s refinery operations in California. We were neither a party to, nor named in, the complaint. However, counsel for the customer made a formal demand upon us to defend the complaint and to indemnify the customer for any damages it may suffer based upon the terms of a master services agreement that we entered into with the customer to provide certain services at the refinery. We formally rejected the customer’s demand and agreed with the customer to postpone any dispute between us until the dispute between the customer and the AQMD was resolved. We continue to provide services to the customer, including under new contracts entered into between us since the filing of the complaint by the AQMD. We have conducted no discovery other than to review our own records and the terms of the master services agreement.

In March 2005, the AQMD reached a settlement with our customer. The terms of the settlement have not been provided to us. Now that the dispute between the customer and the AQMD has been resolved, the customer may proceed with a claim against us. If a claim is made against us by the customer of the magnitude previously sought against the customer by the AQMD, we believe that the cost of defending against such a claim would be significant, and if the claim were to be adversely determined against us, it would have a material adverse effect upon our financial condition and results of operations.

Demand for our products and services is cyclical and is vulnerable to downturns in the industries and markets which we serve as well as conditions in the general economy.

The demand for our products and services depends significantly upon the existence of construction and repair and maintenance projects in the power and downstream petroleum industries in the United States and Canada. These projects may relate to power generation and transmission facilities, petroleum refineries and petroleum and natural gas products storage facilities, terminals and pipelines. Together, these industries accounted for approximately 99%, 98% and 97% of our total revenues for our fiscal years ended May 31, 2002, May 31, 2003 and May 31, 2004, respectively. Power industry related revenues accounted for approximately 55% of our total revenues in fiscal year 2004, as compared to approximately 24% in fiscal year 2003, primarily due to two large power projects performed during fiscal 2004 that were assumed in connection with our acquisition of the Hake Group, Inc. in March 2003. For the nine months ended February 28, 2005, power industry related revenues were 15% of our total revenues, primarily because these two power projects were completed in fiscal 2004.

These markets historically have been, and likely will continue to be, cyclical in nature and vulnerable to general downturns in the United States and Canadian economies, which could adversely affect the demand for our products and services. Occasionally, the timing of the demand for our products and services in certain of these markets, such as power generation facilities and petroleum refineries, can also be adversely affected during periods of strong economic growth as customers may postpone closing their facilities for maintenance, repair, turnaround or expansion projects while demand for their products remains high.

As a consequence of these and other factors, our results of operations have varied and are likely to continue to vary significantly depending on the demand for future projects from these industries.

Our results of operations depend upon the award of new contracts and the timing of those awards.

Our revenues are derived primarily from contracts awarded to us on a project-by-project basis. Generally, it is very difficult to predict whether and when we will be awarded a new contract since each potential contract typically involves a lengthy and complex bidding and selection process that may be affected by a number of factors, including changes in existing or assumed market conditions, financing arrangements, governmental approvals and environmental matters. Because our revenues are derived primarily from these contracts, our results of operations and cash flows can fluctuate materially from period to period depending on the timing of contract awards.

The uncertainty associated with the timing of contract awards also increases our cost of doing business, either over a short period or a comparatively longer term. For example, we may decide to maintain and bear the cost of a workforce in excess of our current contract needs in anticipation of future contract awards. If an expected contract award is delayed or not received, we could incur costs in maintaining an idle workforce that may have a material adverse effect on our results of operations. Or, we may decide that our long term interests are best served by reducing our workforce and incurring increased costs associated with severance and termination benefits which also could have a material adverse effect on our results of operations for the period when incurred.

The terms of our contracts could expose us to absorbing unforeseen costs and costs not within our control, which may not be recoverable and could adversely affect our results of operations and financial condition.

While the percentages vary from period to period, over the long term, approximately 50% of our revenues have been derived from fixed-price contracts and 50% from cost-plus contracts. We expect this ratio to continue. Under fixed-price contracts, we agree to perform the contract for a fixed-price and, as a result, can realize our expected profit or improve our expected profit by superior contract performance, productivity, worker safety and other factors resulting in costs savings. However, we could incur cost overruns above the approved contract price, which may not be recoverable. Under certain incentive fixed-price contracts, we may agree to share with a customer a portion of any savings we are able to generate while the customer agrees to bear a portion of any increased costs we may incur up to a negotiated ceiling. To the extent costs exceed the negotiated ceiling price, we may be required to absorb some or all of the cost overruns.

Fixed-price contract prices are established based largely upon estimates and assumptions relating to project scope and specifications and personnel and material needs. These estimates and assumptions may prove inaccurate or conditions may change, sometimes due to factors not within our control, resulting in cost overruns we are required to absorb that could have a material adverse effect on our business, financial condition and results of operations. In addition, our profits from these contracts could decrease and we could experience losses if we incur difficulties in performing the contracts or are unable to secure fixed-pricing commitments from our manufacturers, suppliers and subcontractors at the time we enter into fixed-price contracts with our customers.

Under cost-plus contracts, we perform our services in return for payment of our agreed upon reimbursable costs plus a profit. The profit component is typically expressed in the contract either as a percentage of the reimbursable costs we actually incur or is factored into the rates we charge for labor or for the cost of equipment and materials, if any, we are required to provide. Some cost-plus contracts provide for the customer’s review of the accounting and cost control systems used by us to calculate these labor rates and to verify the accuracy of the reimbursable costs invoiced. These reviews could result in reductions in amounts previously billed to the customer and in an adjustment to amounts previously reported by us as our profit on the contract.

Many of our fixed-price or cost-plus contracts require us to satisfy specified progress milestones or performance standards in order to receive a payment. Under these types of arrangements, we may incur significant costs for labor, equipment and supplies prior to receipt of payment. If the customer fails or refuses to pay us for any reason, there is no assurance we will be able to collect amounts due to us for costs previously incurred. In some cases, we may find it necessary to terminate subcontracts with suppliers engaged by us to assist in performing a contract and we may incur costs or penalties for canceling our commitments to them.

Many of our customers for power generation projects are project-specific entities that do not have significant assets other than their interest in the project. In these cases, we typically obtain a guaranty of the obligations of the project-specific entity from its more creditworthy parent entity. It may be difficult for us to collect amounts owed to us by these customers and their more creditworthy parent entity.

If we are unable to collect amounts owed to us under our contracts, we may be required to record a charge against previously recognized earnings related to the project and our liquidity, financial condition and results of operations could be adversely affected.

We may encounter difficulties during the course of performing our contracts that may result in additional costs to us and in a reduction in our revenues and earnings that could have an adverse effect upon our financial condition and results of operations.

Many of our construction and repair and maintenance projects are performed over extended periods of time and involve complex design and engineering specifications. In these cases, it is common for us to perform work from time-to-time over the life of the project that is outside the scope of the original contract with the expectation of receiving a signed change order from the customer. Our contracts for these projects also often require us to provide extensive project management and to obtain machinery, equipment, materials and services from third parties or the customer. We may encounter difficulties in obtaining these products and services on a timely basis. In some cases, these third-party provided products may not perform as expected or the services delivered may not meet contract specifications. These performance failures and other factors, some of which are beyond our control, may result in delays and additional costs to us including, in some cases, the cost of procuring alternate product or service providers, which may adversely impact our ability to complete a project on budget and in accordance with the original delivery schedule. To the extent these and the other matters referred to in the next paragraph occur, we may seek to recover any increased costs incurred by us from the responsible party; however, we cannot assure you that we will be successful in recovering all or a part of these costs in any or all circumstances.

In certain circumstances, we guarantee project completion or the achievement of certain acceptance and performance testing levels by a scheduled date. Failure to meet schedule or performance requirements could result in additional costs to us, including the payment of contractually agreed liquidated damages. The amount of such additional costs could exceed our profit margins on the project. While we may seek to recover these amounts as claims from the supplier, vendor, subcontractor or other third party responsible for the delay or for providing non-conforming products or services, we cannot assure you that we will recover all or any part of these costs in all circumstances. Performance problems for existing and future projects could cause our actual results of operations to differ materially from those anticipated by us and could damage our reputation within our industry and our customer base.

Our use of percentage-of-completion accounting for fixed-price contracts and our reporting of profits for cost-plus contracts prior to contract completion could result in a reduction or elimination of previously reported profits.

A material portion of our revenues are recognized using the percentage-of-completion method of accounting. The percentage-of-completion accounting practices that we use result in our recognizing fixed-price contract revenues and earnings ratably over the contract term in the proportion that our actual costs bear to our estimated contract costs. The earnings or losses recognized on individual fixed-price contracts are based on estimates of contract revenues, costs and profitability. We review our estimates of contract revenues, costs and profitability on an ongoing basis. Prior to contract completion, we may adjust our estimates on one or more occasions as a result of change orders to the original contract, collection disputes with the customer on amounts invoiced or claims against the customer for increased costs incurred by us due to customer-induced delays and other factors.

Contract losses are recognized in the fiscal period when the loss is determined. Contract profit estimates are also adjusted in the fiscal period in which it is determined that an adjustment is required. No restatements are made to prior periods. Further, a number of our contracts contain various cost and performance incentives and penalties that impact the earnings we realize from our contracts, and adjustments related to these incentives and penalties are recorded in the period when estimable or finalized, which is generally during the latter stages of the contract.

As a result of the requirements of the percentage-of-completion method of accounting, the possibility exists, for example, that we could have estimated and reported a profit on a contract over several prior periods and later determined, usually near contract completion, that all or a portion of such previously estimated and reported profits were overstated. If this occurs, the full aggregate amount of the overstatement will be reported for the period in which such determination is made, thereby eliminating all or a portion of any profits from other contracts that would have otherwise been reported in such period or even resulting in a loss being reported for such period.

Our financial loss exposure on cost-plus contracts is generally limited to a portion of our profit on the contract. However, it is possible that the customer could successfully dispute the costs we believe we incurred on the contract or assert that our costs were excessive for reasons such as poor project management or labor productivity. In addition, some cost-plus contracts contain penalty provisions which require us to pay amounts to the customer for failure to achieve certain milestones or performance standards. To the extent we are not able to recover the full amount of our costs under a cost-plus contract, including as a result of payments by us under contract penalty provisions, there would be a reduction, or possibly an elimination, of previously recognized and reported earnings. In certain circumstances it is possible that such adjustments could be material to our operating results.

We may incur significant costs in providing services in excess of original project scope without having an approved change order.

After commencement of a contract, we may perform, without the benefit of an approved change order from the customer, additional services requested by the customer that were not contemplated in our contract price due to a change of mind by the customer or to incomplete or inaccurate engineering, project specifications and other similar information provided to us by the customer. Our construction contracts generally require the customer to compensate us for additional work or expenses incurred under these circumstances.

A failure to obtain adequate compensation for these matters could require us to record in the current period an adjustment to revenue and profit recognized in prior periods under the percentage-of-completion accounting method. Any such adjustments, if substantial, could have a material adverse effect on our results of operations and financial condition, particularly for the period in which such adjustments are made. While we believe that our success in obtaining mutually satisfactory approved change orders from our customers has been comparable to the experience of our competitors, we cannot assure you that we will be successful in obtaining, through negotiation, arbitration, litigation or otherwise, approved change orders from customers to pay us amounts adequate to compensate us for our additional work or expenses.

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

To prepare financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions, as of the date of the financial statements,

which affect the reported values of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. Areas requiring significant estimation by our management include:

•	contract expenses and profits and application of percentage-of-completion accounting;

•	costs and estimated earnings in excess of billings on uncompleted contracts;

•	provisions for uncollectible receivables and other collection disputes with customers for invoiced amounts;

•	the amount and collectibility of claims against customers, third-party suppliers, subcontractors and others for increased costs incurred by us that were caused by the actions or inactions of these parties, such as increased costs due to delays in their performance or the failure of machinery, equipment and supplies provided by them to perform to agreed specifications;

•	provisions for income taxes and related valuation allowances;

•	recoverability of goodwill;

•	valuation of assets acquired and liabilities assumed in connection with business combinations; and

•	accruals for estimated liabilities, including litigation and insurance reserves.

Our actual results could differ from these estimates.

If we are unable to attract and retain qualified personnel, and in particular, project managers, our ability to manage the performance of our contracts and our business will be harmed, which would impair our future revenues and profitability.

Our ability to attract and retain qualified engineers, skilled craftsmen and other experienced professional personnel in accordance with our needs will be an important factor in determining our future profitability. The market for these professionals is competitive and the supply extremely limited, and we cannot assure you that we will be successful in our efforts to retain these personnel or to attract them when needed. Therefore, when we anticipate or experience growing demand for our services and those of our competitors, we may incur the cost of maintaining a professional staff in excess of our current contract needs in an effort to have available sufficient qualified personnel to address this anticipated demand.

Competent and experienced project managers are especially critical to the profitable performance of our contracts, and in particular, on our fixed-price contracts where superior execution of the contract can result in profits greater than originally estimated or where inferior contract execution can reduce or eliminate estimated profits or even produce a loss. Our project managers are involved in all aspects of contracting and contract performance including, among other things:

•	supervising the bidding process, including providing estimates of significant cost components such as material and equipment needs and the size and composition of the workforce;

•	negotiating contracts;

•	supervising contract performance, including performance by our employees, subcontractors and other third party suppliers and vendors;

•	determining the percentage of contract completion that is used by us to estimate amounts that can be reported as revenues and earnings on the contract under the percentage-of-completion method of accounting;

•	negotiating requests for change orders and the final terms of an approved change order; and

•	determining and documenting claims by us for increased costs incurred due to the failure of customers, subcontractors and other third-party suppliers of equipment and materials to perform on a timely basis and in accordance with contract terms.

Our projects expose us to potential professional liability, product liability, warranty and other claims, which could be expensive, damage our reputation and harm our business. We may not be able to obtain or maintain adequate insurance to cover these claims.

We construct, perform services at and, to a lesser extent, engineer large industrial facilities in which accidents or system failures can be disastrous. Any catastrophic occurrence in excess of our insurance limits at locations engineered or constructed by us or where our products are installed or services performed could result in significant professional liability, product liability, warranty and other claims against us by our customers, including claims for cost overruns and the failure of the project to meet contractually specified milestones or performance standards. Further, the rendering of our services on these projects could expose us to risks to, and claims by, third parties and governmental agencies for personal injuries, property damage and environmental matters, among others. Any claim, regardless of its merit or eventual outcome, could result in substantial costs to us, a substantial diversion of management’s attention and adverse publicity, particularly for claims relating to environmental matters where the amount of the claim could be extremely large. Insurance coverage is increasingly expensive. We may not be able to obtain or maintain adequate protection against the types of claims described above. If we are unable to obtain insurance at an acceptable cost or otherwise protect against the claims described above, we will be exposed to significant liabilities, which may materially and adversely affect our financial condition and results of operations.

We are susceptible to adverse weather conditions in our regions of operation, which may harm our business and financial results.

Our business may be adversely affected by severe weather, particularly in the Northeastern, East Coast and Mid-west regions of the United States where we have significant operations. Repercussions of severe weather conditions may include:

•	curtailment of services;

•	suspension of operations;

•	weather related damage to our facilities;

•	inability to deliver machinery, equipment and materials to jobsites in accordance with contract schedules; and

•	loss of productivity.

Work stoppages and other labor problems could adversely affect us.

Some of our employees in the United States are represented by labor unions. A lengthy strike or other work stoppage on any of our projects could have a material adverse effect on our business and results of operations due to an inability to complete contracted projects in a timely manner. From time to time, we have also experienced attempts to unionize certain of our non-union employees. While these efforts have achieved only limited success to date, we cannot provide any assurance that we will not experience additional and more successful union activity in the future.

We may incur unexpected liabilities associated with our acquisition of the Hake Group, Inc.

In March 2003, we acquired all of the capital stock of Hake Group, Inc. and its subsidiaries. Pursuant to the acquisition agreement, the former stockholders of Hake Group, Inc. indemnified us against certain liabilities related to the ownership and operation of the business prior to our acquisition. A portion of the acquisition purchase price consisted of promissory notes in the aggregate principal amount of $10 million which serve as collateral for certain of the indemnification obligations of the former Hake Group stockholders. These notes are payable in increasing annual installments over five years which, in turn, gradually reduces the amount of collateral remaining to secure any indemnification claims. We cannot assure you that the remaining outstanding principal amount of these notes will be adequate to cover any valid indemnification claims or any exposure related to the indemnified liabilities.

There are integration and consolidation risks associated with our growth strategy. Future acquisitions may also result in significant transaction expenses and risks associated with entering new markets and we may be unable to profitably operate our business.

An aspect of our growth strategy has been to grow through acquisitions. Our objective has been to pursue strategic acquisitions in markets where we currently operate as well as in markets in which we have not previously operated. We may have difficulties identifying attractive acquisition candidates or we may be unable to acquire desired businesses on economically acceptable terms. Additionally, existing or future competitors may desire to compete with us for acquisition candidates that may have the effect of increasing acquisition costs or reducing the number of suitable acquisition candidates. We may not have the financial resources necessary to consummate any acquisitions or the ability to obtain the necessary funds on satisfactory terms. Any future acquisitions may result in significant transaction expenses and risks associated with entering new markets in addition to the integration and consolidation risks described above. We may not have sufficient management, financial and other resources to integrate future acquisitions. In the event we are unable to complete future strategic acquisitions, we may not grow in accordance with our expectations.

If we make any future acquisitions, we likely will have exposure to third parties for liabilities of the acquired business that may or may not be adequately covered by insurance or by indemnification, if any, from the former owners of the acquired business. Any of these unexpected liabilities could have a material adverse effect on us.

The loss of one or a few of our significant customers could adversely affect us.

From time to time due to the size of one or more of our contracts, one or a few customers have in the past and may in the future contribute a material portion of our consolidated revenues in any one year. Because these significant customers generally contract with us for specific projects, we may lose these customers from year to year as their projects with us are completed. If we do not replace them with other customers or other projects, our financial condition and results of operations could be materially adversely affected. Additionally, we have long-standing relationships with many significant customers. However, our contracts with these customers are on a project-by-project basis, and these customers may unilaterally reduce or discontinue their use of our services at any time. The loss of business from any one of these customers could have a material adverse effect on our business or results of operations.

Environmental factors and changes in laws and regulations could increase our costs and liabilities.

Our operations are subject to environmental laws and regulations, including those concerning:

•	emissions into the air;

•	discharges into waterways;

•	generation, storage, handling, treatment and disposal of hazardous materials and wastes; and

•	health and safety.

Our projects often involve highly regulated materials, including hazardous wastes. Environmental laws and regulations generally impose limitations and standards for regulated materials and require us to obtain permits and comply with various other requirements. The improper characterization, handling, or disposal of regulated materials or any other failure by us to comply with federal, state and local environmental laws and regulations or associated environmental permits could subject us to the assessment of administrative, civil, and criminal penalties, the imposition of investigatory or remedial obligations, or the issuance of injunctions that could restrict or prevent our ability to operate our business and complete contracted projects.

In addition, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or “CERCLA,” and comparable state laws, we may be required to investigate and remediate regulated materials. CERCLA and these comparable state laws typically impose liability without regard to whether a company knew of or caused the release, and liability for the entire cost of a clean-up can be imposed upon any responsible party.

The environmental, workplace, employment and health and safety laws and regulations, among others, to which we are subject are complex, change frequently and could become more stringent in the future. It is impossible to predict the effect of any future changes to these laws and regulations on us. We cannot assure you that our operations will continue to comply with future laws and regulations or that these laws and regulations and/or a failure to comply with these laws will not significantly adversely affect our business, financial condition and results of operations.

Changes in environmental laws and regulations or a reduced level of enforcement of existing laws and regulations could adversely affect the demand for our services and our results of operations.

Changes in environmental laws and regulations that reduce existing standards and a reduced level of enforcement of these laws and regulations could adversely affect the demand by our customers for many of our services. Proposed changes in regulations and the perception that enforcement of current environmental laws has been less strict has decreased the demand for some of our services, as customers have anticipated and adjusted to the potential changes. Future changes could result in a decreased demand for some of our services. The ultimate impact of any such future changes will depend upon a number of factors, including the overall strength of the economy and customer’s views on whether new or more restrictive regulations will be adopted or whether there will be a relaxing of the requirements and levels of enforcement of existing regulations and the cost-effectiveness of remedies available under changed regulations. If proposed or enacted changes materially reduce demand for our environmental services, our results of operations could be adversely affected.

We face substantial competition in each of our business segments, which may have a material adverse effect on our business by reducing our ability to increase or maintain profitability.

We face competition in all aspects of our business from numerous regional, national and international competitors, many of which have greater financial and other resources than we do. Our competitors include well-established, well-financed concerns, both privately and publicly held, including many major power equipment manufacturers, engineering and construction companies and internal engineering departments at utilities and certain of our customers. The markets that we serve require substantial resources and particularly highly skilled and experienced technical personnel. We believe we compete primarily on the basis of price, customer satisfaction, our safety record and programs, the quality of our products and services and our ability to timely comply with project schedules. We may encounter increased competition from existing competitors or new market entrants in the future, which could have a material adverse effect on our business, financial condition or results of operations.

Risks Relating to Our Common Stock

Our common stock, which is listed on the Nasdaq National Market, has from time-to-time experienced significant price and volume fluctuations. These fluctuations are likely to continue in the future, and you may not be able to resell your shares of common stock at or above the purchase price paid by you.

The market price of our common stock may change significantly in response to various factors and events beyond our control, including the following:

•	the risk factors described in this prospectus, including the liquidity issues described above;

•	a shortfall in operating revenue or net income from that expected by securities analysts and investors;

•	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

•	general conditions in our customers’ industries; and

•	general conditions in the security markets.

Some companies that have volatile market prices for their securities have been subject to security class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management’s attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

Provisions in our certificate of incorporation, bylaws, stockholder rights plan and the General Corporation Law of the State of Delaware, or “DGCL,” could reduce the market price of our common stock by discouraging a takeover that stockholders may consider favorable.

Our restated certificate of incorporation and bylaws contain certain provisions that could prevent, delay or make more difficult the ability of a third party to acquire us. These include:

•	a provision limiting the right to call special meetings of stockholders to the Chairman of our board or to a majority of the directors on our board;

•	a provision prohibiting stockholder action by written consent; and

•	provisions authorizing our board of directors to issue up to 4,800,000 shares of preferred stock having such rights, privileges and preferences as may be approved by our board, all without the consent or approval of our stockholders.

We have also adopted a rights plan that makes it difficult for any person to acquire more than 15% of our common stock without the prior consent of our board. As a result, it is highly unlikely that any person would make an unsolicited offer to acquire our company. In addition, as a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors of the corporation has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

Any one or more of these factors could have the effect of delaying or preventing a change in control or the removal of management, and deterring potential acquirers from making an offer to our stockholders.

Future sales of our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market or otherwise, either by us, a member of management or a major stockholder, or the perception that these sales could occur, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

We may issue additional equity securities, which would lead to further dilution of our issued and outstanding stock.

The recent issuance of convertible notes may cause an increase in the number of our shares of common stock outstanding of in excess of 36% of the number of shares currently outstanding. The issuance of additional common stock or securities convertible into our common stock would result in further dilution of the ownership interest in us held by existing stockholders. We are authorized to issue, without stockholder approval, 4,800,000 shares of preferred stock, no par value, in one or more series, which may give other stockholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred stock series, but reserves the right to do so in the future. In addition, we are authorized to issue, without stockholder approval, a significant number of additional shares of our common stock and securities convertible into either common stock or preferred stock.

NO PROCEEDS

The common stock to be offered and sold using this prospectus will be offered and sold by the selling stockholders named in this prospectus. We will not receive any proceeds from those sales.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference in this prospectus, includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or Securities Exchange Act. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may,” “estimate” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Any or all of our forward-looking statements in this prospectus and the documents incorporated by reference herein, and in any other public statements we make, may turn out to be wrong. Forward-looking statements reflect our current expectations and are inherently uncertain. Inaccurate assumptions we might make and known or unknown risks and uncertainties can affect the accuracy of our forward-looking statements. Consequently, no forward-looking statement can be guaranteed and our actual results may differ materially. Some important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include those described under “Risk Factors,” elsewhere in this prospectus as well as those contained in documents incorporated by reference into this prospectus.

We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our common stock is based on the provisions of our restated certificate of incorporation, bylaws and rights agreement and on applicable provisions of the DGCL as in effect on the date of this prospectus. This information is not a complete recitation of every provision applicable to our common stock that is contained in our restated certificate of incorporation, bylaws and rights agreement or the DGCL. Our intent is to disclose in summary form the provisions contained in those documents and law relating to our common stock that we believe would be of material interest to a person considering an investment in our common stock. We encourage prospective investors to read these documents and the DGCL prior to making an investment in our common stock. For information on how to obtain copies of our restated certificate of incorporation, bylaws and rights agreement, see “Where You Can Find More Information.”

Authorized Capital

Currently, we have authority to issue 30,000,000 shares of common stock, $0.01 par value per share. As of April 30, 2005, 17,375,526 shares of our common stock were issued and outstanding. The outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities; however, the registered owner of each outstanding share of common stock currently has the right, subject to certain limitations and to the occurrence of certain events, to purchase for $40.00 one one-hundredth of a share of our Series B Junior Participating Preferred Stock. This right has been granted to registered owners of our common stock pursuant to our rights agreement dated November 2, 1999. The terms and provisions of our Series B Junior Participating Preferred Stock and the rights and limitations of the registered owners of our common stock to acquire and exercise the rights granted pursuant to our rights agreement are summarized below under the caption “Description of Capital Stock—Anti-Takeover Provisions—Rights Agreement.”

Voting Rights

Subject to the limitations imposed upon certain holders of our common stock pursuant to the terms of our rights agreement, the holders of shares of common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of common stock do not have cumulative voting rights with respect to the election of directors or as to any other matter to be voted upon by the holders of common stock. The holders of a majority of the issued and outstanding shares of our common stock is required to amend our restated certificate of incorporation except that the holders of at least 66 2/3% of the issued and outstanding shares of our common stock is required to amend the provisions in our restated certificate of incorporation that:

•	authorize our board of directors to adopt a plan similar to that contained in our rights agreement;

•	prohibit stockholders from taking action by written consent;

•	authorizes only the Chairman of our Board of Directors to call a special meeting of stockholders only upon the request of a majority of the members of our board of directors;

•	limits the business to be conducted at any special meeting of stockholders to that business presented by the Chairman of the board of directors only upon the request of a majority of the members of our board of directors;

•	subject to the rights of holders of a series of preferred stock to elect additional directors under certain circumstances, limits the number of members of the board of directors to not less than three nor more than 15 as may from time to time be provided in our bylaws; and

•	requires the vote of holders of at least 66 2/3% of the issued and outstanding shares of our common stock to do or approve any of the foregoing.

Our bylaws may be amended by our board of directors without the vote or consent of the holders of our common stock.

Dividend and Liquidation Rights

Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors in its discretion from funds legally available. In the event of a liquidation, dissolution, or winding up of our company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Our credit agreement and our securities purchase agreement with the investors in the convertible notes each prohibit us from paying cash dividends on our common stock.

Diminution of Rights of Common Stock

The voting, dividend and liquidation rights of the holders of our common stock may be materially adversely diminished by the terms of any series of preferred stock that we may issue in the future. Our restated certificate of incorporation currently authorizes our board of directors to issue up to 4,800,000 shares of one or more series of preferred stock having such rights, privileges and preferences as may be determined by our board of directors in its discretion without the vote, consent or approval of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is UMB Bank, N.A.

Anti-Takeover Provisions

Provisions of DGCL and of our restated certificate of incorporation, bylaws and rights agreement may delay, defer or prevent a change of control of our company.

Delaware General Corporation Law

Under the DGCL, most business combinations, including mergers, consolidations and sales of substantially all of the assets of a corporation, must be approved by the vote of the holders of at least a majority of the outstanding shares of common stock and any other affected class of stock of a Delaware corporation. The certificate of incorporation or bylaws of a Delaware corporation may, but are not required to, set a higher standard for approval of such transactions. Our restated certificate of incorporation and bylaws follow the statutory rule, requiring majority approval of a business combination. The DGCL also provides certain restrictions on business combinations involving interested parties. Under the DGCL, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on this provision of the DGCL to prevent or delay an acquisition of us.

Certificate of Incorporation and Bylaws

Our board of directors has the authority granted to it in our restated certificate of incorporation to issue up to 4,800,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights of those shares, without any further vote or action by our stockholders. The issuance of preferred stock may delay, defer or prevent a change in control. The terms of the preferred stock that might be issued could potentially make more difficult or expensive our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders.

Our stockholders must give written notice delivered to us no less than 80 days prior to the date of any annual meeting to nominate a candidate for director or to present a proposal to our stockholders to be considered at the meeting; provided that, if we give less than 90 days prior written notice of an annual meeting of stockholders, then stockholders must give written notice delivered to us no less than 10 days following the date of such written notice by us to nominate a candidate for director or to present a proposal to be considered by our stockholders at the meeting.

Stockholders do not have the right to call special meetings of stockholders. Only the Chairman of our board of directors upon the request of a majority of the board of directors may call a special meeting of stockholders. The only business that may be conducted at a special meeting of stockholders is the business presented at the meeting by the Chairman of our board of directors upon the request of a majority of the members of our board of directors. Actions may not be taken by stockholders by written consent in lieu of a meeting of stockholders.

Rights Agreement

Our restated certificate of incorporation presently authorizes 200,000 shares of Series B Junior Participating Preferred Stock. Pursuant to the terms of our rights agreement, each outstanding share of common stock has the right to purchase for $40 one one-hundredths of a share of such junior preferred stock in the event a person or group of persons acquires beneficial ownership of 15% or more of our common stock or announces a tender offer that would result in a person or group acquiring beneficial ownership of 15% or more of our common stock. When issued upon the exercise of such right, each one one-hundredths of a share of such junior preferred stock entitles the holder thereof, other than a holder that is the person or group person that acquired or made a tender offer to acquire beneficial ownership of 15% or more of our common stock, to purchase additional shares of our common stock or of securities of a company controlled by such person or group that proposes a business combination with us, at a substantial discount from then current market prices. At any time prior to the rights to purchase the junior preferred stock becoming exercisable, we may redeem such rights for $0.01 per right and we may amend the terms relating to such rights without the consent or approval of the holders of our common stock.

The above provisions contained in our restated certificate of incorporation, bylaws and rights agreement are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by them and to discourage certain types of transactions that may involve an actual or threatened change in control of our company in a manner deemed by our board of directors to not be in the best interests of our stockholders. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy contests. However, these provisions could have the effect of discouraging others from making tender offers for our shares and also may have the effect of preventing changes in our company or management.

In connection with the sale of the convertible notes described above under “Matrix Service Company—Recent Events,” we amended the rights agreement to render the rights agreement inapplicable to the sale of convertible notes by exempting the investors in the convertible notes from the definition of “acquiring person” as a result of the purchase of the convertible notes pursuant to the securities purchase agreement.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are issuable upon conversion of the convertible notes. For additional information regarding the convertible notes, see “Matrix Service Company—Recent Events” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the convertible notes sold to the selling stockholders in a private placement on April 22, 2005, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, including its ownership of the convertible notes, as of May 19, 2005, assuming conversion of all convertible notes held by the selling stockholders on that date, without regard to any limitations on conversions or exercise, but not including any accrued interest or additional principal which may be payable in the form of common stock.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of a registration rights agreement with the holders of the convertible notes, this prospectus generally covers the resale of at least that number of shares of common stock equal to the number of shares of common stock issuable upon conversion of the convertible notes, determined as if the outstanding convertible notes were converted in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the convertible notes may be adjusted pursuant to the terms of the convertible notes, the number of shares that will actually be issued may be more or less than the number of shares set forth in this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the convertible notes, a selling stockholder may not convert the convertible notes, to the extent such conversion would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.9% of our then outstanding shares of common stock following such conversion or exercise, including for purposes of such determination shares of common stock issuable upon conversion of the convertible notes which have not been converted. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Pursuant to the registration rights agreement, we have registered on behalf of the selling stockholders the offer and resale of 6,668,449 shares covered by this registration statement of which this prospectus forms a part. We have registered the offer and resale of shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from the selling stockholders as a gift or other non-sale related transfer after the date of this prospectus to resell the shares. The shares consist of 6,396,594 shares of common stock issuable upon conversion of the convertible notes, plus 111,940 shares potentially issuable to the selling stockholders in respect of interest accruing on the convertible notes from time to time, and 159,915 shares potentially issuable to the selling stockholders in respect of additional principal payable as a result of the accretion of additional interest in accordance with the terms of the convertible notes.

For a more complete description of the convertible notes, please see the Form of Note set forth as Exhibit A to the securities purchase agreement dated April 22, 2005, which is Exhibit 10.1 to our Current Report on Form 8-K, filed with the SEC on April 25, 2005 and incorporated by reference herein, and the summary description of the terms of the convertible notes included under Item 1.01 of our April 25, 2005 Current Report on Form 8-K.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus (1)	Number of Shares Beneficially Owned After Offering(2)
Steelhead Investments Ltd. (3)(4)	5,980,491	5,557,037	650,000
SRB Greenway Capital (QP), L.P.(5)	173,455	180,826	0
SRB Greenway Capital, L.P.(5)	24,244	25,274	0
SRB Greenway Offshore Operating Fund, L.P.(5)	15,523	16,183	0
Walker Smith Capital, L.P.(6)	46,845	48,836	0
Walker Smith Capital (QP), L.P.(6)	246,397	256,869	0
Walker Smith International Fund, Ltd.(6)	346,418	361,141	0
WS Opportunity Fund (QP), L.P.(7)	64,350	67,085	0
WS Opportunity Fund International, Ltd.(7)	87,186	90,891	0
WS Opportunity Fund, L.P.(7)	61,685	64,307	0

(1)	Represents the maximum number of shares of common stock initially issuable to each selling stockholder upon conversion of the convertible notes at an initial conversion price of $4.69 per share (6,396,594 shares in the aggregate), plus 111,940 shares in the aggregate, potentially issuable to the selling stockholders in respect of interest accruing on the convertible notes from time to time, and 159,915 shares, in the aggregate, potentially issuable to the selling stockholders in respect of additional principal payable as a result of the accretion of additional interest in accordance with the terms of the convertible notes.
(2)	Assumes that each selling stockholder sells all shares of common stock covered by this registration statement. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any shares of our common stock, and each selling stockholder may decide to sell only a portion or none of its shares of our common stock that are registered under this registration statement.
(3)	HBK Investments L.P. may be deemed to have sole voting and sole dispositive power over the shares held by Steelhead Investments Ltd. pursuant to an Investment Management Agreement between HBK Investments L.P. and Steelhead Investments Ltd. Additionally, the following individuals may be deemed to have control over HBK Investments L.P.: Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar.
(4)	This selling stockholder has identified itself as an affiliate of a registered broker-dealer and has represented to us that such selling stockholder acquired its convertible notes in the ordinary course of business and, at the time of the purchase of the convertible notes, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the common stock. To the extent we become aware that such selling stockholder did not acquire its convertible notes in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate an “underwriter” within the meaning of the Securities Act.

(5)	SRB Management, L.P. is the general partner of SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P. and SRB Greenway Offshore Operating Fund, L.P. BC Advisors, LLC is the general partner of SRB Management, L.P. Steven R. Becker is the sole principal of BC Advisors, LLC and, in such capacity, has voting and investment control over the shares of common stock beneficially owned by SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P. and SRB Greenway Offshore Operating Fund., L.P. Mr. Becker expressly disclaims beneficial ownership of the shares of common stock beneficially owned by SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P. and SRB Greenway Offshore Operating Fund, L.P.
(6)	WS Capital Management, L.P. is the general partner of Walker Smith Capital, L.P. and Walker Smith Capital (Q.P.), L.P. and the agent and attorney-in-fact for Walker Smith International Fund, Ltd. WS Capital, L.L.C. is the general partner of WS Capital Management, L.P. Reid S. Walker and G. Stacy Smith are the principals of WS Capital, LLC and, in such capacity, have voting and investment control over the shares of common stock beneficially owned by Walker Smith Capital, L.P., Walker Smith Capital (Q.P.), L.P. and Walker Smith International Fund, Ltd. Messrs. Walker and Smith expressly disclaim beneficial ownership of the shares of common stock beneficially owned by Walker Smith Capital, L.P., Walker Smith Capital (Q.P.), L.P. and Walker Smith International Fund, Ltd.
(7)	WS Ventures Management, L.P. is the general partner of WS Opportunity Fund, L.P. and WS Opportunity Fund (Q.P.), L.P. and the agent and attorney-in-fact for WS Opportunity Fund International, Ltd. WSV Management, LLC is the general partner of WS Ventures Management, L.P. Patrick P. Walker, Reid S. Walker and G. Stacy Smith are the principals of WSV Management, LLC and, in such capacity, have voting and investment control over the shares of common stock beneficially owned by WS Opportunity Fund, L.P., WS Opportunity Fund (Q.P.), L.P. and WS Opportunity Fund International, Ltd. Patrick P. Walker, Reid S. Walker and G. Stacy Smith expressly disclaim beneficial ownership of the shares of common stock beneficially owned by WS Opportunity Fund, L.P., WS Opportunity Fund (Q.P.), L.P. and WS Opportunity Fund International, Ltd.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits investors;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus forms a part is declared effective by the SEC;

•	broker dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon our being notified in writing by a selling stockholder that a donee or pledgee intends to sell shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to this registration statement, of which this prospectus forms a part.

We have advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Securities Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock. We and the selling stockholders have agreed to indemnify each other against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Once sold under this registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon by Conner & Winters, LLP, Tulsa, Oklahoma.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended May 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) that we have filed with the SEC under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered by this prospectus. Statements contained in this prospectus concerning the provisions of documents are not necessarily complete, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

We also file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement and the reports and other information we file with the SEC at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site which provides online access to reports, proxy and information statements and other information regarding companies that file electronically with the SEC at the address http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means we can disclose important business and financial information about us to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information included directly in this prospectus and any prospectus supplement. Information that we file later with the SEC will also automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below that we previously filed with the SEC and all documents that we subsequently file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act (other than Current Reports or portions thereof furnished under Items 2.02 or 7.01 of Form 8-K) until the termination of the offering made under this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended May 31, 2004;

•	Our Quarterly Reports on Form 10-Q for the quarters ended August 31, 2004, November 30, 2004, and February 28, 2005, as amended by our Forms 10-Q/A filed on February 11, 2005 and February 18, 2005;

•	Our Current Reports on Form 8-K filed on September 16, 2004, December 1, 2004, December 7, 2004 (other than the information furnished therein under Item 7.01), March 29, 2005 (other than the information furnished therein under item 2.02), April 25, 2005 and May 12, 2005, as amended by our Forms 8-K/A filed on December 16, 2004 and April 26, 2005; and

•	The description of our common stock contained in our registration statement on Form 8-A/A, filed with the SEC on September 28, 1990, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description.

In addition, any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports or portions thereof furnished under Items 2.02 or 7.01 of Form 8-K) after the date of the initial filing of the registration statement and prior to the effectiveness of the registration statement will be incorporated by reference in this prospectus.

These filings have not been included in or delivered with this prospectus. We will provide to each person, including any beneficial owner to whom this prospectus is delivered, a copy of any or all information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings and the registration rights agreement at no cost, by writing or telephoning our corporate secretary at the following address:

Matrix Service Company

10701 E. Ute Street

Tulsa, Oklahoma 74116-1517

(918) 838-8822

Our reports, proxy statements and other information may also be accessed through the Nasdaq web site at www.nasdaq.com.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

All amounts, which are payable by the Registrant, are estimates, except the SEC registration fee.

SEC registration fee	$3,352
Legal fees and expenses	25,000
Accounting fees and expenses	25,000
Miscellaneous	6,648

Total	$60,000

Item 15. Indemnification of Directors and Officers.

Section 145 of the DGCL grants us the authority to indemnify each of our directors and officers against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by a director or officer that is made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal or otherwise) by reason of the fact that such director or officer is or was a director, officer, employee or agent of ours or by reason of the fact that such director or officer, at our request, is or was serving at any other corporation or other entity, in any capacity, if such director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful; provided, that in the case of an action, suit or proceeding against a director or officer that is brought by us or in our right, we may indemnify such director or officer only in respect of expenses (including attorneys’ fees) actually and reasonably incurred by such director or officer; provided further, that no such indemnity for expenses may be made with respect to any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to us unless, and only to the extent that, either the Delaware Court of Chancery or the court in which the action, suit or proceeding against such director or officer was brought shall determine upon application that, despite the adjudication of liability to us but in view of all the circumstances of the case, such director or officer is nevertheless fairly and reasonably entitled to indemnity from us for such expenses in an amount deemed proper by such court.

Unless ordered by a court, the determination of whether a then sitting director or officer has met the applicable standard for indemnity (i.e., that the director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful), shall be made by either (i) a majority vote of our directors at the time of such determination who were not parties to the suit or action, or (ii) by our stockholders.

Section 145 of the DGCL also authorizes us to advance expenses (including attorneys’ fees) incurred by a director or officer in defending any action, suit or proceeding against the director or officer prior to a determination of whether the director or officer is actually entitled to indemnity and to purchase insurance for the benefit of a director or officer against any liability that may be incurred by reason of the fact that the insured was or is a director or officer, regardless of whether the liability insured could have legally been indemnified by us.

Pursuant to the authority granted us by Section 145 of the DGCL, we have provided in our restated certificate of incorporation and our bylaws for the indemnification of our directors and officers to the fullest extent authorized or permitted by law as from time to time in effect; we have entered into indemnification agreements with our directors and certain officers that provide, among other things, for indemnification to the maximum extent permitted under Delaware law and for the advancement of expenses incurred in defending against a claim or action prior to a final determination of whether we are ultimately responsible to indemnify against such expenses; and we have purchased, a policy of insurance for the benefit of our directors that provides standard coverage.

The Registration Rights Agreement included as Exhibit 4.5 to this Registration Statement provides for indemnification of us and our controlling persons in certain circumstances, including liabilities under the Securities Act.

Item 16. Exhibits.

The following is a list of all exhibits filed as a part of this Registration Statement on Form S-3, including those incorporated by reference herein.

Exhibit Number	Description
4.1	Restated Certificate of Incorporation of the Registrant dated September 28, 1990 (incorporated by reference to Exhibit 3.1 to the Registrant’s registration statement on Form S-3 dated July 1, 2004 (SEC File No. 333-117077) (the “S-3 Registration Statement”)).

4.2	Certificate of Designations, Preferences and Rights of Series B Junior Participating Preferred Stock of the Registrant dated November 12, 1999 (incorporated by reference to Exhibit 3.2 to the S-3 Registration Statement).

4.3	Certificate of Amendment of Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.3 to the S-3 Registration Statement).

4.4	Bylaws, as amended, of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form S-1 (SEC File No. 33-36081)).

4.5	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed April 25, 2005).

5*	Opinion of Conner & Winters, LLP, regarding the legality of the securities.

23.1*	Consent of Conner & Winters, LLP (included in Exhibit 5).

23.2*	Consent of Ernst & Young LLP.

24*	Power of Attorney (included on the signature page to this Registration Statement).

*	Included herewith

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in this effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma on the 20th day of May, 2005.

MATRIX SERVICE COMPANY

By:	/s/ GEORGE L. AUSTIN
George L. Austin
Vice President Finance and
Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Michael J. Hall and George L. Austin and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ MICHAEL J. HALL Michael J. Hall	Interim President and Chief Executive Officer (Principal Executive Officer) and Director	May 20, 2005

/s/ GEORGE L. AUSTIN George L. Austin	Vice President Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 20, 2005

/s/ I. E. (ED) HENDRIX I. E. (Ed) Hendrix	Chairman of the Board of Directors	May 20, 2005

Signature	Title	Date
/s/ HUGH E. BRADLEY Hugh E. Bradley	Director	May 20, 2005

/s/ TOM E. MAXWELL Tom E. Maxwell	Director	May 20, 2005

/s/ PAUL K. LACKEY Paul K. Lackey	Director	May 20, 2005

INDEX TO EXHIBITS

Exhibit Number	Description
4.1	Restated Certificate of Incorporation of the Registrant dated September 28, 1990 (incorporated by reference to Exhibit 3.1 to the Registrant’s registration statement on Form S-3 dated July 1, 2004 (SEC File No. 333-117077) (the “S-3 Registration Statement”)).

4.2	Certificate of Designations, Preferences and Rights of Series B Junior Participating Preferred Stock of the Registrant dated November 12, 1999 (incorporated by reference to Exhibit 3.2 of the S-3 Registration Statement).

4.3	Certificate of Amendment of Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.3 of the S-3 Registration Statement).

4.4	Bylaws, as amended, of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s registration statement on Form S-1 (SEC File No. 33-36081)).

4.5	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed April 25, 2005).

5*	Opinion of Conner & Winters, LLP, regarding the legality of the securities.

23.1*	Consent of Conner & Winters, LLP (included in Exhibit 5).

23.2*	Consent of Ernst & Young LLP.

24*	Power of Attorney (included on the signature page to this Registration Statement).

*	Included herewith